 Exhibit 95.1

MINE SAFETY ACT DISCLOSURES

Certain of our operations are classified as mines and are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. For the nine months ended September 30, 2013, we were issued certain mine safety and health citations by the MSHA under the Mine Act including: for MSHA Property 47-03629 two citations with assessments totaling $200 and for MSHA Property 47-03628 one citation with an assessment totaling $100 and one Section 404 “S&S” citation, that has not been assessed yet.